
06014413

9/14

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Central Japan Railway Co.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34904 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 6/15/06

[Translation]

【Cover】

【Documentation】	Report on Bulk Holding
【Applicable provision】	Article 27-23, Paragraph 1 of the Securities and Exchange Law
【Acceptor】	Director-General of the Tokai Local Finance Bureau
【Personal name or corporate name】	Masayuki Matsumoto, President and Representative Director, Central Japan Railway Company
【Address or head office location】	1-1-4, Meieki, Nakamura-ku, Nagoya, Aichi
【Effective date of reporting duty】	April 5, 2006
【Filing date】	April 10, 2006
【Total number of submitter and joint holders】	1
【Filing method】	Others

I. 【Matters Regarding Issuing Company】

Name of issuing company	Central Japan Railway Company
Company code	9022
Listed or over-the-counter	Listed
Listed securities exchange	Tokyo, Nagoya, Osaka
Head office location	1-1-4, Meieki, Nakamura-ku, Nagoya, Aichi

II. 【Matters Regarding Submitter】

1. 【Submitter (Bulk shareholder) /1】

(1) 【Profile of submitter】

a. 【Submitter (Bulk shareholder)】

Individual or judicial person	Judicial person (Joint stock company)
Personal name or corporate name	Central Japan Railway Company
Address or head office location	1-1-4, Meieki, Nakamura-ku, Nagoya, Aichi
Former personal name or corporate name	-
Former address or head office location	-

b. 【Individual】

Date of birth	–
Occupation	–
Office's name	–
Office's address	–

c. 【Judicial person】

Date of Incorporation	April 1, 1987
Name of representative	Masayuki Matsumoto
Title of representative	President and Representative Director
Business purposes	Railway business, travel agency business, non-life insurance agency business and other affiliated or related businesses.

d. 【Place to contact】

Place to contact and name of person in charge	Nobumasa Takahashi Manager of the Stock Section, Administration Department
Telephone number	(052)564-2620

(2) 【Purpose of shareholding】

To implement flexible capital policies.

(3) 【Breakdown of stock, etc. held by the submitter】

a. 【Number of held stock, etc.】

	Main Text of Article 27-23, Paragraph 3	Article 27-23, Paragraph 3, Item 1	Article 27-23, Paragraph 3, Item 2
Stock	268,686		
Warrant	A	-	G
Certificate of stock acquisition right	B	-	H
Bond with stock acquisition right	C	-	I
Target securities covered warrants	D		J
Stock depositary receipts			
Stock related depositary receipts	E		K
Target securities redeemable bonds	F		L
Total	M 268,686	N	O
Number of stock, etc., which were transferred through a margin transaction and which are to be deducted	P		-
Number of held stock, etc. (Total) (M+N+O-P)	Q		268,686
Number of potentially held stock, etc. (A+B+C+D+E+F+G+H+I+J+K+L)	R		-

b. 【Percentage of held stock, etc.】

Total number of issued and outstanding stock (as of April 5, 2006)	2,240,000
Percentage of stock, etc. held by the above-stated submitter (%) (Q/(R+S)×100)	11.99
Percentage of stock, etc. held stated in preceding report (%)	-

(4) 【Conditions concerning the Acquisition or Disposal of Shares, Etc. Issued by the Issuing Company during the Last Sixty (60) Days】

Date	Type of Stock, Etc.	Number	Acquisition/ Disposal	Unit Price
April 5, 2006	Stock (common stock)	268,686	Acquisition	1,150,000

(5) 【Material Agreements Including Security Agreements Related to Shares, Etc.】

Not applicable.

(6) 【Funds for Acquisition of Shares Held】

a. 【Breakdown of Funds for Acquisition】

Amount of Own Funds (T) (JPY1,000)	148,988,900
Total Amount of Borrowed Funds (U) (JPY1,000)	160,000,000
Total Amount of Other Funds (V) (JPY1,000)	-
Breakdown of (V) Above	-
Total Amount of Funds for Acquisition (JPY1,000) (T+U+V)	308,988,900

b. 【Breakdown of Borrowings】

Number	Name (Name of Branch)	Type of Business	Name of Representative	Location	Purpose of Borrowing	Amount (JPY1,000)
1	Mizuho Corporate Bank,Ltd.	Banking	Hiroshi Saitoh	Chiyoda-ku, Tokyo	2	72,000,000
2	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Banking	Nobuo Kuroyanagi	Chiyoda-ku, Tokyo	2	72,000,000
3	Sumitomo Mitsui Banking Corporation	Banking	Masayuki Oku	Chiyoda-ku, Tokyo	2	16,000,000

c. 【Name of the Lenders】

Number	Name (Name of Branch)	Name of Representative	Location
	Not applicable.		

[End of Document]

[TRANSLATION]

Brief Announcement of the Annual Consolidated Financial Statements for the Fiscal Year Ended March 31, 2006

April 27, 2006

Name of Listed Company:	Central Japan Railway Company ("JR Central" or the "Company")
Listed stock/securities exchanges:	Tokyo, Osaka and Nagoya Stock/Securities Exchanges
Location of the head office:	Aichi Prefecture
Code No.:	9022
(URL http://jr-central.co.jp)	
Representative:	
Title:	President and Representative Director
Name:	Masayuki Matsumoto
Contact Person:	
Title:	General Manager of the Public Relations Department
Name:	Katsumi Miyazawa
Telephone No:	(052) 564-2549
Date of the meeting of the Board of Directors for the accounts settlement:	April 27, 2006
U.S. accounting standards:	Not adopted

1. Consolidated Business Results for the Fiscal Year Ended March 31, 2006 (From April 1, 2005 to March 31, 2006)

(1) Consolidated Operating Results

Note: Any fraction less than one million yen is disregarded.

	Operating revenues		Operating income		Ordinary income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
03/2006	1,467,650	4.1	403,754	16.1	213,462	49.9
03/2005	1,409,497	1.8	347,826	1.0	142,396	8.7

	Net income		Net income per share	Net income per share after adjustment for potential shares	Return on equity	Operating income/total assets	Ordinary income/operating revenues
	Millions of yen	%	Yen	Yen	%	%	%
03/2006	122,437	27.4	54,560.69	—	13.4	4.0	14.5
03/2005	96,087	32.9	42,806.63	—	11.9	2.6	10.1

Notes:
1. Equity in earnings or losses of unconsolidated subsidiaries and associated companies: 228 million yen for the fiscal year ended March 31, 2006 and 81 million yen for the fiscal year ended March 31, 2005.
2. Average number of shares (consolidated): 2,237,982 shares for the fiscal year ended March 31, 2006 and 2,238,052 shares for the fiscal year ended March 31, 2005.
3. Change in the accounting method: Not applicable.
4. Percentages in the above items of operating revenues, operating income, ordinary income and net income show the increase or decrease from the previous fiscal year.

(2) Consolidated Financial Status

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
03/2006	5,309,848	973,669	18.3	434,917.59
03/2005	5,309,491	850,456	16.0	379,871.71

Note: The number of outstanding shares at the end of the fiscal years (consolidated) was 2,237,982 shares for the fiscal year ended March 31, 2006 and 2,238,052 shares for the fiscal year ended March 31, 2005.

(3) Consolidated Cash Flow Status

	Net cash provided by operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents, end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
03/2006	477,901	(119,641)	(264,023)	172,723
03/2005	422,743	(97,604)	(326,648)	78,486

(4) Scope of the Consolidation and Equity Method

Number of consolidated subsidiaries: 30

Number of unconsolidated subsidiaries accounted for by the equity method: –

Number of consolidated affiliates accounted for by the equity method: 2

(5) Change in the Scope of the Consolidation and Equity Method

Consolidated subsidiaries (addition): –

Consolidated subsidiaries (exclusion): –

Affiliates accounted for by the equity method (addition): –

Affiliates accounted for by the equity method (exclusion): –

2. Forecasts for the Consolidated Fiscal Year Ending March 31, 2007 (From April 1, 2006 to March 31, 2007)

	Operating revenues	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
Interim	712,000	135,000	80,000
Annual	1,443,000	199,000	116,000

For reference: The forecasted net income per share (annual): 58,706.80 yen.

The above forecasted net income per share (annual) was calculated, taking into consideration the acquisition of the Company's own shares implemented on April 5, 2006.

*The above forecasts are based on the information and plan available at the date of this announcement and the actual results may differ from the estimated results depending on future economic conditions and certain other factors.

[Annexed Materials]

Translation omitted.

(IV) Consolidated Financial Statements

I Consolidated Balance Sheets

(Millions of yen)

Classifications	Notes No.	Previous consolidated fiscal year (as of March 31, 2005)		Current consolidated fiscal year (as of March 31, 2006)		Increase/ (Decrease)
		Amount	Composition ratio	Amount	Composition ratio	Amount
			%		%	
(ASSETS)						
I Current Assets						
1. Cash and deposits		61,065		70,430		9,364
2. Trade notes and accounts receivables		19,587		22,947		3,359
3. Railway fares receivables		16,692		16,081		(610)
4. Land and buildings held for sale		4,083		4,225		141
5. Inventories		12,443		12,300		(143)
6. Deferred tax assets		19,374		22,009		2,634
7. Short-term loans		17,096		101,635		84,538
8. Other current assets		22,429		27,188		4,758
9. Allowance for doubtful accounts		(10)		(19)		(9)
Total Current Assets		172,762	3.3	276,798	5.2	104,035
II Fixed Assets						
A. Property and Equipment						
1. Buildings and structures	*4	2,213,936		2,093,704		(120,232)
2. Machinery, rolling stock and vehicles		234,554		203,410		(31,144)
3. Land	*4	2,348,017		2,344,445		(3,572)
4. Construction in progress		68,646		93,547		24,900
5. Other property and equipment		32,391		30,866		(1,525)
Total property and equipment	*1 *2	4,897,547		4,765,973		(131,573)
B. Intangible Fixed Assets		16,872		14,308		(2,564)
C. Investment and Other Assets						
1. Investment securities	*3	64,241		91,882		27,641
2. Deferred tax assets		146,238		149,179		2,941
3. Other investment and other assets		12,048		11,906		(142)
4. Allowance for doubtful accounts		(220)		(200)		19
Total Investment and Other Assets		222,308		252,768		30,459
Total Fixed Assets		5,136,728	96.7	5,033,050	94.8	(103,678)
TOTAL ASSETS	*4	5,309,491	100.0	5,309,848	100.0	356

(Note) Any fraction less than one million yen is disregarded.

(Millions of yen)

Classifications	Notes No.	Previous consolidated fiscal year (as of March 31, 2005)		Current consolidated fiscal year (as of March 31, 2006)		Increase/ (Decrease)
		Amount	Composition ratio	Amount	Composition ratio	Amount
			%		%	
(LIABILITIES)						
I Current Liabilities						
1. Trade notes and accounts payables		44,082		49,790		5,708
2. Short-term borrowings		13,721		14,987		1,266
3. Current portion of long-term debt	*4	97,929		116,892		18,963
4. Current portion of long-term payables for purchase of railway facilities		199,345		186,336		(13,008)
5. Account payable		78,918		95,017		16,098
6. Consumption tax payable		10,069		8,703		(1,365)
7. Accrued income taxes		43,720		64,085		20,364
8. Advances received		69,523		78,175		8,652
9. Deposit received		13,250		13,413		163
10. Accrued bonuses		23,035		22,507		(527)
11. Other current liabilities		19,224		17,076		(2,148)
Total Current Liabilities		612,820	11.5	666,988	12.6	54,167
II Long-term Liabilities						
1. Bonds	*4	335,000		415,000		80,000
2. Long-term debt	*4	584,576		557,484		(27,092)
3. Long-term payables for purchase of railway facilities		2,546,763		2,269,879		(276,884)
4. Allowance for large scale renovation of the Shinkansen infrastructure		83,333		116,666		33,333
5. Provision for employees' retirement benefits		229,051		224,106		(4,945)
6. Other long-term liabilities		53,568		70,930		17,362
Total Long-term Liabilities		3,832,293	72.2	3,654,066	68.8	(178,227)
TOTAL LIABILITIES		4,445,114	83.7	4,321,054	81.4	(124,059)
(MINORITY INTERESTS)						
Minority Interests		13,920	0.3	15,124	0.3	1,204
(SHAREHOLDERS' EQUITY)						
I Paid-in Capital	*9	112,000	2.1	112,000	2.1	-
II Capital Surplus		53,500	1.0	53,500	1.0	-
III Retained Earnings		674,990	12.7	783,703	14.7	108,712
IV Unrealized Gains on Available-for-Sale Securities		10,887	0.2	25,420	0.5	14,532
V Treasury Stock	*10	(921)	(0.0)	(954)	(0.0)	(33)
TOTAL SHAREHOLDERS' EQUITY		850,456	16.0	973,669	18.3	123,212
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		5,309,491	100.0	5,309,848	100.0	356

II Consolidated Statements of Income

(Millions of yen)

Classifications	Notes No.	Previous consolidated fiscal year (from April 1, 2004 to March 31, 2005)		Current consolidated fiscal year (from April 1, 2005 to March 31, 2006)		Increase/ (Decrease)
		Amount	Percentage	Amount	Percentage	Amount
			%		%	
I Operating Revenues		1,409,497	100.0	1,467,650	100.0	58,152
II Operating Costs and Expenses		1,061,670	75.3	1,063,895	72.5	2,225
1. Transportation, other services and cost of sales	*1 *3	887,979		904,713		16,733
2. Selling, general and administrative expenses	*1 *2 *3	173,690		159,181		(14,508)
Operating income		347,826	24.7	403,754	27.5	55,927
III Non-operating Income		7,078	0.5	6,745	0.4	(333)
1. Interest income		51		54		2
2. Dividend income		675		504		(170)
3. Equity in earnings of unconsolidated subsidiaries and associated companies		81		228		146
4. Group term insurance received		3,936		3,587		(348)
5. Other non-operating income		2,333		2,370		36
IV Non-operating Expenses		212,508	15.1	197,037	13.4	(15,471)
1. Interest expense		26,953		25,937		(1,016)
2. Interest expense for long-term payables for purchase of railway facilities		152,338		135,154		(17,184)
3. Loss on debt assumption for long-term payables for purchase of railway facilities		29,789		33,507		3,718
4. Other non-operating expenses		3,427		2,438		(989)
Ordinary Income		142,396	10.1	213,462	14.5	71,065
V Extraordinary Income		35,903	2.5	4,158	0.3	(31,744)
1. Contributions for the construction of railway facilities received		12,973		3,140		(9,833)
2. Gain on sales of property and equipment	*4	612		457		(155)
3. Gain on sales of investment securities		21,782		6		(21,776)
4. Reversal of allowance for doubtful accounts		43		-		(43)
5. Other extraordinary income		490		554		64
VI Extraordinary Loss		18,884	1.3	11,059	0.7	(7,824)
1. Loss on reduction of property and equipment		11,395		3,007		(8,388)
2. Loss on disposal of property and equipment		2,847		3,595		747
3. Loss on sales of property and equipment	*5	2,251		1,251		(1,000)
4. Loss on impairment of long-lived assets	*6	-		2,450		2,450
5. Other extraordinary loss	*6	2,389		755		(1,634)
Income before income taxes and minority interests		159,415	11.3	206,561	14.1	47,145
Income taxes, current		71,974	5.1	97,809	6.7	25,834
Income taxes, deferred		(10,652)	(0.7)	(15,312)	(1.0)	(4,659)
Minority interests		2,005	0.1	1,627	0.1	(378)
Net income		96,087	6.8	122,437	8.3	26,349

(Note) Any fraction less than one million yen is disregarded.

III Consolidated Statements of Retained Earnings

(Millions of yen)

Classifications	Notes No.	Previous consolidated fiscal year (from April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (from April 1, 2005 to March 31, 2006)	Increase/ (Decrease)
		Amount	Amount	Amount
(CAPITAL SURPLUS)				
I Capital surplus, beginning of year		53,500	53,500	-
II Capital surplus, end of year		53,500	53,500	-
(RETAINED EARNINGS)				
I Retained earnings, beginning of year		590,174	674,990	84,815
II Increase in retained earnings		96,290	122,437	26,146
1. Net income		96,087	122,437	26,349
2. Retained earnings increased by merger of consolidated subsidiaries with unconsolidated subsidiaries		202	-	(202)
III Decrease in retained earnings		11,474	13,724	2,249
1. Cash dividends		11,200	13,440	2,240
2. Bonuses to directors and corporate auditors		274	284	9
[Bonuses to corporate auditors]		[28]	[27]	[(1)]
IV Retained earnings, end of year		674,990	783,703	108,712

(Note) Any fraction less than one million yen is disregarded.

IV Consolidated Statements of Cash Flows

(Millions of yen)

Classifications	Notes No.	Previous consolidated fiscal year (from April 1, 2004 to March 31, 2005) Amount	Current consolidated fiscal year (from April 1, 2005 to March 31, 2006) Amount	Increase/ (Decrease) Amount
I Operating Activities				
1. Income before income taxes and minority interests		159,415	206,561	47,145
2. Depreciation and amortization		250,807	234,854	(15,953)
3. Loss on impairment of long-lived assets		-	2,450	2,450
4. Increase in allowance for large scale renovation of the Shinkansen infrastructure		33,333	33,333	-
5. Decrease in provision for employee's retirement benefits		(9,445)	(4,945)	4,500
6. Interest and dividend income		(727)	(558)	168
7. Interest expense		179,291	161,091	(18,200)
8. Equity in earnings of unconsolidated subsidiaries and associated companies		(81)	(228)	(146)
9. Contributions for the construction of railway facilities received		(12,973)	(3,140)	9,833
10. Gain on sales of investment securities		(21,782)	(6)	21,776
11. Loss on disposal of property and equipment and others		42,569	23,512	(19,056)
12. Loss on sales of property and equipment		2,251	1,251	(1,000)
13. Decrease (increase) in trade payables		1,632	(2,758)	(4,391)
14. Decrease (increase) in inventories		1,524	(213)	(1,738)
15. Increase in purchased liabilities		1,795	5,708	3,912
16. Increase (decrease) in account payable		(4,275)	12,153	16,428
17. Increase (decrease) in advances received		(2,473)	755	3,228
18. Other		44,727	47,883	3,156
Sub-total		665,589	717,705	52,115
19. Interest and dividend received		752	584	(167)
20. Interest paid		(181,266)	(163,200)	18,065
21. Income taxes paid		(62,331)	(77,186)	(14,855)
Net cash provided by operating activities		422,743	477,901	55,157
II Investing Activities				
1. Purchase of property and equipment		(134,864)	(126,656)	8,208
2. Receipts of contributions for the construction of railway facilities		13,878	11,029	(2,849)
3. Purchase of intangible fixed assets		(2,206)	(1,440)	765
4. Purchases of investment securities and investment in and advances to unconsolidated subsidiaries and associated companies		(1,101)	(4,148)	(3,046)
5. Proceeds from sales of marketable and investment securities		22,797	111	(22,686)
6. Other, net		3,891	1,462	(2,429)
Net cash used in investing activities		(97,604)	(119,641)	(22,036)

(Millions of yen)

Classifications	Notes No.	Previous consolidated fiscal year (from April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (from April 1, 2005 to March 31, 2006)	Increase/ (Decrease)
		Amount	Amount	Amount
III Financing Activities				
1. Increase in short-term borrowings		2,580	1,266	(1,313)
2. Proceeds from long-term debt		73,600	90,000	16,400
3. Repayment of long-term debt		(133,437)	(98,129)	35,308
4. Proceeds from bonds issuance		50,000	80,000	30,000
5. Payment of long-term payables for purchase of railway facilities		(276,917)	(289,893)	(12,976)
6. Cash dividends paid		(11,200)	(13,440)	(2,240)
7. Payment of cash dividends to minority interests		(14)	(12)	1
8. Other, net		(31,260)	(33,815)	(2,554)
Net cash used in financing activities		(326,648)	(264,023)	62,624
IV Net Increase (Decrease) in Cash and Cash Equivalents		(1,509)	94,236	95,746
V Cash and Cash Equivalents, Beginning of Year		79,554	78,486	(1,067)
VI Cash and Cash Equivalents Increased by Merger of Consolidated Subsidiaries with Unconsolidated Subsidiaries		442	-	(442)
VII Cash and Cash Equivalents, End of Year	*1	78,486	172,723	94,236

(Note) Any fraction less than one million yen is disregarded.

V Significant Items Relating to the Preparation of the Consolidated Financial Statements

1. Scope of the consolidation

(1) Number of consolidated subsidiaries: 30

Name of the principal consolidated subsidiaries:

JR Central Building Co., Ltd., JR Tokai Real Estate Co., Ltd., JR Tokai Hotels Co., Ltd. and JR Tokai Takashimaya Co., Ltd.

(2) Name of principal unconsolidated subsidiaries, etc.

Name of the principal consolidated subsidiary: Nagoya Heat Supply Co., Ltd.

(Reason for exclusion from the consolidation)

Unconsolidated subsidiaries are excluded from the consolidation for the reason that they are small in size and their respective total assets, operating revenues, net income or loss (in a prorated amount by the equity method) and retained earnings (in a prorated amount by the equity method), etc. in total do not materially affect the consolidated financial statements.

2. Application of the equity method

(1) Number of consolidated affiliates accounted for by the equity method: 2

Name of the said affiliates:

Shinsei Technos Co., Ltd., and Railway Information Systems Co., Ltd.

(2) Unconsolidated subsidiaries and affiliates which were excluded from the application of the equity method (unconsolidated subsidiaries: Nagoya Heat Supply Co., Ltd., etc.; and unconsolidated affiliates: KOTSUSHIMBUNSHA, etc.) are excluded from the application of the equity method for the reason that, judging from their net income or loss (in a prorated amount by the equity method) and retained earnings (in a prorated amount by the equity method), etc., their exclusion from such application has little effect upon the consolidated financial statements and they hold, as a whole, no interest.

3. Matters relating to the fiscal year, etc. of the consolidated subsidiaries

Among the consolidated subsidiaries, the settlement date of JR Tokai Takashimaya Co., Ltd. is the last day of February and its financial statements as at the said date are used for the preparation of the consolidated financial statements, subject to the adjustments necessary for the consolidation of any material transactions accrued after such settlement date to the consolidated settlement date.

4. Matters relating to the accounting treatment and basis

(1) Valuation basis and method of significant assets

(i) Investment securities

Other securities

Marketable available-for-sale securities:

Stated at market value determined by the reported fair value, etc. at the end of the fiscal year. Unrealized gains and losses from valuation are both accounted for in the Shareholders' equity, and the cost of sales is determined by the moving-average cost method.

Non-marketable available-for-sale securities:

Stated at cost determined by the moving-average cost method.

(ii) Inventories

Land and buildings held for sale:

Stated at cost determined by the specific indication method.

Merchandise:

Stated at cost principally determined by the retail method.

Materials and supplies:

Stated at cost principally determined by the moving-average cost method.

(2) Method of depreciation of significant depreciable assets

(i) Property and equipment

Depreciated principally by the declining-balance method; provided, however, that the replaceable assets (other than those relating to the Shinkansen railway ground facilities) are depreciated by the replacement-accounting method. Additional depreciation is provided for Shinkansen cars based on kilometers travelled.

Estimated useful lives of the principal assets are as follows:

Buildings and structures:	2 to 60 years
Machinery, rolling stock and vehicles:	2 to 20 years

(ii) Intangible fixed assets

Amortized by the straight-line method.

Estimated useful lives of the principal assets are as follows:

Software:	5 years

(3) Deferred charges

Bond issuance costs are accounted for as expenses in full when paid.

(4) Basis for calculating of significant allowances

(i) Allowance for doubtful debt:

In order to prepare for bad debts, the Company provides an allowance for ordinary bad debt based on the historical rate of bad debts. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis and provides an amount regarded as irrecoverable.

(ii) Accrued bonuses:

In order to prepare for payment of bonuses to employees, accrued bonuses are recorded in an amount estimated to be paid.

(iii) Allowance for large scale renovation of the Shinkansen infrastructure:

The necessary fund is provided pursuant to Article 17, Paragraph 1 of the Nationwide Shinkansen Railway Development Law.

(iv) Provision for employees' retirement benefits

In order to prepare for payment of the employees' retirement benefits, the estimated amount based on projected retirement obligations and pension assets at the end of the consolidated fiscal year, is provided.

Past service liabilities are accounted for as expenses, using the straight-line method, evenly over the certain period not exceeding the average remaining working lives of employees when incurred (*i.e.* five (5) years).

Actuarial gains or losses are accounted for as expenses, mainly from the respective fiscal years when such gains or losses are identified, using the straight-line method, evenly over the certain period not exceeding the average remaining working lives of employees for each consolidated fiscal year when incurred (five (5) years in general).

(5) Method of treating significant lease transactions

Finance leases other than those that are deemed to transfer ownership of the leased property to the lessee are recognized by the same method adopted for ordinary lease transactions.

(6) Accounting treatment of contributions for the construction

For accounting treatment of contributions for the construction received from the local governments associated with construction work to elevate railway facilities, the amount equivalent to the contributions for the construction is deducted directly from the acquisition cost of the acquired fixed assets, when the construction is completed.

In the consolidated statement of income, the contributions for the construction of railway facilities received are recorded in the extraordinary income, while the amount deducted directly from the acquisition cost of the fixed assets are accounted for as the losses on reduction of property and equipment in the extraordinary loss.

(7) Other significant matters for preparation of consolidated financial statements

Accounting method of consumption taxes:

Consumption taxes are treated separately to financial statements.

5. Matter relating to evaluation of consolidated subsidiaries' assets and liabilities

With regard to the market value method, the over-all evaluation of consolidated subsidiaries' assets and liabilities is adopted.

6. Matter relating to amortization of consolidated adjustment account

Consolidated adjustment account is amortized in full when it occurs.

7. Matter relating to treatment of profit appropriation, etc.

The consolidated statements of retained earnings are prepared subject to the appropriation of retained earnings or deficit of consolidated companies that are settled during the relevant consolidated fiscal year.

8. Scope of funds shown in the consolidated statements of cash flows

The funds shown in the consolidated statements of cash flows (*i.e.* cash and cash equivalents) includes cash at hand, deposits at banks available for withdrawal as needed, and short-term investments, etc. that can easily be cashed and with negligible risk of fluctuation in value and maturities of less than three (3) months from acquisition.

Change in the method of presentation

(Consolidated statements of income)

1. Reversal of allowance for doubtful accounts

As the amount of "reversal of allowance for doubtful accounts", which was independently classified for the previous consolidated fiscal year, was small (7 million yen for the current consolidated fiscal year), it is included in "other extraordinary income" for the current consolidated fiscal year.

2. Loss on impairment of long-lived assets

"Loss on impairment of long-lived assets", which was included in the "other extraordinary loss" for the previous consolidated fiscal year (1,095 million yen for the previous consolidated fiscal year), is independently classified for the current consolidated fiscal year, as the amount of such loss exceeded 10% of the extraordinary loss.

(Consolidated statements of Cash Flows)

1. Loss on impairment of long-lived assets

"Loss on impairment of long-lived assets", which was included in the "other" in the "operating activities" for the previous consolidated fiscal year (1,095 million yen for the previous consolidated fiscal year), is independently classified for the current consolidated fiscal year, as the amount of such loss became significant.

Translation omitted.

[TRANSLATION]

Summary of the Annual Non-Consolidated Financial Statements for the Fiscal Year ended March 31, 2006

April 27, 2006

Name of Listed Company:	Central Japan Railway Company ("JR Central" or the "Company")
Listed stock/securities exchanges:	Tokyo, Osaka and Nagoya Stock/Securities Exchanges
Location of the head office:	Aichi Prefecture
Code No.:	9022
(URL http://jr-central.co.jp)	
Representative:	
Title:	President and Representative Director
Name:	Masayuki Matsumoto
Contact Person:	
Title:	General Manager of the Public Relations Department
Name:	Katsumi Miyazawa
Telephone No:	(052) 564-2549
Date of the meeting of the Board of Directors for the accounts settlement:	April 27, 2006
Interim dividend system	Adopted
Date of the ordinary general meeting of shareholders:	Undetermined
System for unit of shares (*tangenkabu*):	Not adopted

1. Business Results for the fiscal year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)

(1) Operating Results

Note: Any fraction less than one million yen is disregarded.

	Operating revenues		Operating income		Ordinary income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
03/2006	1,199,616	4.4	383,753	15.9	195,383	52.7
03/2005	1,149,254	1.9	330,978	1.1	127,991	8.9

	Net income		Net income per share	Net income per share after adjustment for potential shares	Return on equity	Operating income/total assets	Ordinary income/operating revenues
	Millions of yen	%	Yen	Yen	%	%	%
03/2006	116,080	28.1	51,673.80	-	13.0	3.8	16.3
03/2005	90,622	35.3	40,329.38	-	11.4	2.4	11.1

Notes:
1. Average number of shares: 2,240,000 shares for the fiscal year ended March 31, 2006 and 2,240,000 shares for the fiscal year ended March 31, 2005.
2. Change in the accounting method: Not applicable.
3. Percentages in the above items of operating revenues, operating income, ordinary income and net income show the increase or decrease from the previous fiscal year.

(2) Status of Dividends

	Annual cash dividends per share	Interim	Year-end	Total amount of annual cash dividends (Annual)	Dividends pay-out ratio	Ratio of total amount of dividends to shareholders' equity
	Yen	Yen	Yen	Millions of yen	%	%
03/2006	6,500.00	3,000.00	3,500.00	14,560	12.6	1.5
03/2005	5,500.00	2,500.00	3,000.00	12,320	13.6	1.5

(3) Financial Status

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
03/2006	5,156,062	953,256	18.5	425,413.20
03/2005	5,146,467	836,542	16.3	373,329.63

Notes:
1. The number of outstanding shares at the end of the fiscal years was 2,240,000 shares for the fiscal year ended March 31, 2006 and 2,240,000 shares for the fiscal year ended March 31, 2005.
2. The number of treasury stock at the end of fiscal years: No treasury stock was recorded in fiscal year ended March 31, 2006 nor in the fiscal year ended March 31, 2005.

2. Forecasts for the fiscal year ending March 31, 2007 (From April 1, 2006 to March 31, 2007)

	Operating revenues	Ordinary income	Net income	Annual cash dividends per share		
				Interim	Year-end	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen	Yen
Interim	584,000	128,000	77,000	3,500.00	-	-
Annual	1,176,000	184,000	111,000	-	3,500.00	7,000.00

For reference: The forecasted net income per share (annual): 56,119.02 yen.
The above forecasted net income per share (annual) was calculated, taking into consideration the acquisition of the Company's own shares implemented on April 5, 2006.

*The above forecasts are based on the information and plan available at the date of this announcement and the actual results may differ from the estimated results depending on future economic conditions and certain other factors.

Financial Statements

I Balance Sheets

(Millions of yen)

Classifications	Notes No.	Previous fiscal year (as of March 31, 2005)		Current fiscal year (as of March 31, 2006)		Increase/ (Decrease)
		Amount	Composition ratio	Amount	Composition ratio	Amount
			%		%	
(ASSETS)						
I Current Assets						
1. Cash and deposits		58,510		68,029		9,519
2. Railway fares receivables		18,510		17,877		(633)
3. Account receivable		11,306		10,974		(331)
4. Short-term loans		19,721		106,625		86,903
5. Supplies		6,864		6,770		(94)
6. Prepaid expenses		2,803		2,917		113
7. Deferred tax assets		16,186		19,222		3,036
8. Other current assets		5,802		10,690		4,888
Total Current Assets		139,705	2.7	243,109	4.7	103,403
II Fixed Assets						
1. Railway business property	*1, 2	4,469,430		4,317,886		(151,543)
2. Related business property	*1, 2	43,969		42,451		(1,517)
3. Other business property	*1, 2	107,565		99,194		(8,371)
4. Construction in progress		68,374		92,484		24,110
5. Investment and other assets		317,421		360,935		43,513
(1) Investment securities		54,306		81,811		27,504
(2) Investment in subsidiaries and associated companies		111,596		119,952		8,355
(3) Long-term loans to subsidiaries and associated companies		6,025		10,937		4,912
(4) Long-term prepaid expenses		3,911		3,744		(167)
(5) Deferred tax assets		137,170		140,193		3,023
(6) Other investment and other assets		4,411		4,295		(115)
Total Fixed Assets		5,006,761	97.3	4,912,953	95.3	(93,808)
TOTAL ASSETS	*3	5,146,467	100.0	5,156,062	100.0	9,595

(Note) Any fraction less than one million yen is disregarded.

(Millions of yen)

Classifications	Notes No.	Previous fiscal year (as of March 31, 2005)		Current fiscal year (as of March 31, 2006)		Increase/ (Decrease)
		Amount	Composition ratio	Amount	Composition ratio	Amount
			%		%	
(LIABILITIES)						
I Current Liabilities						
1. Short-term borrowings	*4	69,233		83,109		13,875
2. Current portion of long-term debt		89,974		109,774		19,800
3. Current portion of long-term payables for purchase of railway facilities		199,345		186,336		(13,008)
4. Account payable		86,013		110,292		24,279
5. Accrued expenses		14,306		12,081		(2,225)
6. Consumption tax payable		9,190		7,476		(1,713)
7. Accrued income taxes		39,826		59,790		19,963
8. Interline payables		321		1,896		1,575
9. Deposit received		5,207		5,014		(193)
10. Prepaid railway fares		29,425		29,295		(130)
11. Advance received for the construction of railway facilities		36,797		44,846		8,048
12. Accrued bonuses		19,620		18,765		(855)
13. Provision for participating in Expo Japan		1,745		-		(1,745)
14. Other current liabilities		1,185		2,988		1,803
Total Current Liabilities		602,193	11.7	671,666	13.0	69,473
II Long-term Liabilities						
1. Bonds	*3	335,000		415,000		80,000
2. Long-term debt		494,735		474,760		(19,974)
3. Long-term payables for purchase of railway facilities		2,546,763		2,269,879		(276,884)
4. Allowance for large scale renovation of the Shinkansen infrastructure		83,333		116,666		33,333
5. Provision for employees' retirement benefits		222,115		216,935		(5,179)
6. Other long-term liabilities		25,784		37,897		12,113
Total Long-term Liabilities		3,707,731	72.0	3,531,139	68.5	(176,592)
TOTAL LIABILITIES		4,309,924	83.7	4,202,805	81.5	(107,118)

(Millions of yen)

Classifications	Notes No.	Previous fiscal year (as of March 31, 2005)		Current fiscal year (as of March 31, 2006)		Increase/ (Decrease)
		Amount	Composition ratio	Amount	Composition ratio	Amount
(SHAREHOLDERS' EQUITY)						
I Paid-in Capital	*5	112,000	2.2	112,000	2.2	-
II Capital Surplus						
1. Capital surplus reserve		53,500		53,500		-
Total capital surplus		53,500	1.0	53,500	1.0	-
III Retained Earnings						
1. Legal reserve		12,504		12,504		-
2. Voluntary reserve		512,766		580,766		68,000
Funds for reduction entry		5,766		5,766		-
Special reserve		507,000		575,000		68,000
3. Unappropriated retained earnings		135,013		169,370		34,356
Total retained earnings		660,285	12.9	762,641	14.8	102,356
IV Unrealized Gains on Available-for-Sale Securities	*6	10,757	0.2	25,115	0.5	14,357
TOTAL SHAREHOLDERS' EQUITY		836,542	16.3	953,256	18.5	116,714
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		5,146,467	100.0	5,156,062	100.0	9,595

II Statements of Income

(Millions of yen)

Classifications	Notes No.	Previous fiscal year (from April 1, 2004 to March 31, 2005)		Current fiscal year (from April 1, 2005 to March 31, 2006)		Increase/ (Decrease)
		Amount	Percentage	Amount	Percentage	Amount
			%		%	
I Railway Business Operating Income						
1. Operating revenues		1,140,834	99.3	1,191,496	99.3	50,662
2. Operating costs and expenses	*1, 2	813,743	70.8	811,395	67.6	(2,347)
Railway business operating income		327,091	28.5	380,100	31.7	53,009
II Related Business Operating Income						
1. Operating revenues		8,420	0.7	8,119	0.7	(300)
2. Operating costs and expenses	*1	4,533	0.4	4,466	0.4	(66)
Related business operating income		3,886	0.3	3,652	0.3	(234)
All businesses operating income		330,978	28.8	383,753	32.0	52,775
III Non-operating Income		6,485	0.5	6,155	0.5	(329)
1. Interest income		101		160		59
2. Dividend income		720		545		(174)
3. Group term insurance received		3,918		3,577		(341)
4. Other non-operating income		1,744		1,871		126
IV Non-operating Expenses		209,472	18.2	194,525	16.2	(14,947)
1. Interest expense		17,056		15,206		(1,849)
2. Interest on bond expenses		7,266		8,316		1,050
3. Interest expense for long-term payables for purchase of railway facilities		152,338		135,154		(17,184)
4. Loss on debt assumption for long-term payables for purchase of railway facilities		29,789		33,507		3,718
5. Other non-operating expenses		3,022		2,339		(682)
Ordinary Income		127,991	11.1	195,383	16.3	67,392
V Extraordinary Income		34,042	2.9	3,961	0.3	(30,081)
1. Contributions for the construction of railway facilities received		12,973		3,140		(9,833)
2. Gain on sales of property and equipment		459		526		66
3. Gain on sales of investment securities		20,609		1		(20,607)
4. Other extraordinary income		-		293		293
VI Extraordinary Loss		14,362	1.2	7,088	0.6	(7,274)
1. Loss on reduction of property and equipment		11,395		3,007		(8,388)
2. Loss on sales of property and equipment		1,961		1,202		(758)
3. Loss on impairment of long-lived assets	*3	-		2,450		2,450
4. Other extraordinary loss	*3	1,005		427		(578)
Income before income taxes		147,671	12.8	192,256	16.0	44,585
Income taxes, current		66,568	5.8	91,888	7.6	25,320
Income taxes, deferred		(9,519)	(0.9)	(15,712)	(1.3)	(6,192)
Net income		90,622	7.9	116,080	9.7	25,458
Retained earnings carryforwards		49,991		60,009		10,017
Interim cash dividends		5,600		6,720		1,120
Unappropriated retained earnings		135,013		169,370		34,356

(Note) 1. Any fraction less than one million yen is disregarded.
2. Percentages in this line are in relation to the "All businesses operating income" (1,149,254 million yen for the previous fiscal year and 1,199,616 million yen for this fiscal year) which shall equal 100.

III Statements of Retained Earnings

(Millions of yen)

Classifications	Notes No.	Previous fiscal year	Current fiscal year	Increase/ (Decrease)
		Amount	Amount	Amount
I Unappropriated retained earnings		135,013	169,370	34,356
II Amount of disposition				
1. Cash dividends		6,720	7,840	1,120
		(3,000 yen per share)	(3,500 yen per share)	
2. Bonuses to directors and corporate auditors		284	331	46
[Bonuses to corporate auditors]		[27]	[33]	[5]
3. Voluntary reserve				
Funds for reduction entry				
Special reserve		68,000	95,000	27,000
III Retained earnings, end of year		60,009	66,198	6,189

(Note) 1. Any fraction less than one million yen is disregarded.
2. Interim cash dividends of 2,500 yen per share were paid on December 10, 2004.
3. Interim cash dividends of 3,000 yen per share were paid on December 9, 2005.

IV Significant Accounting Policies

1. Valuation basis and method of investment securities

Investment in subsidiaries and associated companies:
Stated at cost determined by the moving-average cost method.

Other securities
Marketable available-for-sale securities:
Stated at market value determined by the reported fair value, etc. at the end of the fiscal year. Unrealized gains and losses from valuation are both accounted for in the Shareholders' equity, and the cost of sales is determined by the moving-average cost method.

Non-marketable available-for-sale securities:
Stated at cost determined by the moving-average cost method.

2. Inventories

Supplies:
Stated at cost determined by the moving-average cost method.

3. Method of depreciation of fixed assets

(i) Property and equipment

Depreciated by the declining-balance method; provided, however, that the replaceable assets (excluding those relating to the Sninkansen railway ground facilities) are depreciated by the replacement-accounting method. Additional depreciation is provided for Shinkansen cars based on kilometers travelled.

Estimated useful lives of the principal assets are as follows:

Buildings:	3 to 50 years
Structures:	5 to 60 years
Vehicles:	10 to 20 years
Machinery:	3 to 20 years

(ii) Intangible fixed assets

Amortized by the straight-line method.

Estimated useful lives of the principal assets are as follows:

Software:	5 years

(iii) Long-term prepaid expenses

Depreciated in equal annual installments.

4. Deferred charges

Bond issuance costs are accounted for as expenses in full when paid.

5. Basis for calculating of allowances

(i) Accrued bonuses:

In order to prepare for payment of bonuses to employees, accrued bonuses are recorded in an amount estimated to be paid.

(ii) Allowance for large scale renovation of the Shinkansen infrastructure:

The necessary fund is provided pursuant to Article 17, Paragraph 1 of the Nationwide Shinkansen Railway Development Law.

(iii) Provision for employees' retirement benefits

In order to prepare for payment of the employees' retirement benefits, the estimated amount based on projected retirement obligations at the end of the fiscal year, is provided.

Actuarial gains or losses are accounted for as expenses, from the respective fiscal years when such gains or losses are identified, using the straight-line method, evenly over the certain period not exceeding the average remaining working lives of employees for each fiscal year when incurred (five (5) years).

6. Method of treating lease transactions

Finance leases other than those that are deemed to transfer ownership of the leased property to the lessee are recognized by the same method adopted for ordinary lease transactions.

7. Accounting treatment of contributions for the construction

For accounting treatment of contributions for the construction received from the local governments associated with construction work to elevate railway facilities, the amount equivalent to the contributions for the construction is deducted directly from the acquisition cost of the acquired fixed assets, when the construction is completed.

In the statement of income, the contributions for the construction of railway facilities received are recorded in the extraordinary income, while the amount deducted directly from the acquisition cost of the fixed assets are accounted for as the losses on reduction of property and equipment in the extraordinary loss.

8. Other significant matters for preparation of financial statements

Accounting method of consumption taxes:

Consumption taxes are treated separately to financial statements.

Change in the method of presentation

(Statements of income)

Loss on impairment of long-lived assets

The "loss on impairment of long-lived assets", which was included in the "other extraordinary loss" for the previous fiscal year (1,005 million yen for the previous fiscal year), is independently classified for the current fiscal year, as the amount of such loss exceeded 10% of the extraordinary loss.

Notes to the Financial Statements

Translation omitted.

Reference Material

[EXHIBIT 1]

Summary of the Consolidated Results for Fiscal Year 2005

April 27, 2006
Central Japan Railway Company

1. Summary of Operating Results

- As the ridership of the Tokaido Shinkansen continued to increase after the World Expo 2005 Aichi as well as during the World Expo, operating revenues increased for three consecutive fiscal years (the highest amount ever).
- In addition to the above, as a result of a decrease in non-operating expenses due to reduction of long-term debt, ordinary income continued to grow for six consecutive fiscal years and net income increased for four consecutive fiscal years (both the highest amount ever).

(1) Operating revenues (1,467.6 billion yen; a 58.1 billion yen or 4.1% increase over the previous fiscal year)

- The Company's railway operations increased 50.5 billion yen (4.7%) to 1,136.1 billon yen (the highest amount ever).
  Tokaido Shinkansen:
  - During the first half of the fiscal year, in order to accommodate the World Expo, etc., taking advantage of the timetable of "Nozomi" trains, which operate up to eight trains per hour, extra trains were vigorously operated. As a result, the passenger volume (passenger-kilometers) (hereinafter, "passenger volume") increased 7.1%.
  - During the second half of the fiscal year, the Company worked on stimulating demand by running tourism campaigns for Kyoto and various areas, and also made efforts to increase ridership by further enhancement of the convenience of the Shinkansen, such as the expansion of the availability of the "Express Reservation" system towards Shin Kobe station. As a result, passenger volume increased 3.6%.
  - For the whole fiscal year, in consequence, passenger volume increased 5.3% and railway operations increased 5.0 %.

  Conventional lines:
  - On account of the Company's efforts to provide transportation services tailored to each line, sector and area, as well as the transportation for the World Expo, passenger volume increased 2.0% and railway operations increased 1.4% during the whole fiscal year.
- In addition to the expansion of goods and services provided by JR Nagoya Takashimaya, Nagoya Marriott Associa Hotel, etc. in order to accommodate the World Expo, shops located in the stations were renewed in sequence. As a result, operating revenues increased.

(2) Operating expenses (1,063.8 billion yen; a 2.2 billion yen or 0.2% increase over the previous fiscal year)

- Operating expenses slightly increased, as a result of a decrease in depreciation and amortization along with advancement of depreciation, offset mainly by an increase in purchase expenses with respect to subsidiaries.

(3) Operating income (403.7 billion yen; a 55.9 billion yen or 16.1 % increase over the previous fiscal year)

(4) Non-operating income (loss) (-190.2 billion yen; a 15.1 billion yen improvement over the previous fiscal year)

- Non-operating income (loss) improved as interest expenses decreased (18.2 billion yen) in conjunction with a reduction of long-term debt, despite an increase in costs due to the accelerated repayment of Shinkansen liabilities.

(5) Ordinary income (213.4 billion yen; an 71.0 billion yen or 49.9% increase over the previous fiscal year)

(6) Extraordinary income (loss) (-6.9 billion yen; a 23.9 billion yen decrease over the previous fiscal year)

- Due to gain on the sales of shares of Vodafone, etc. (21.6 billion yen) which was recorded in the previous fiscal year.

(7) Net income (122.4 billion yen; a 26.3 billion yen or 27.4% increase over the previous fiscal year)

2. Summary of Financial Position

- Long-term debt was reduced by 218.0 billion yen on a consolidated basis and 210.0 billion yen on a non-consolidated basis, to 3,545.5 billion yen and 3,455.7 billion yen, respectively.
- Total shareholders' equity increased 123.2 billion yen, to 973.6 billion yen at the end of the fiscal year (capital adequacy ratio: 18.3%).

3. Conditions of Cash Flow

(1) Net cash provided by operating activities (477.9 billion yen; an increase of 55.1 billion yen over the previous fiscal year)

- Cash inflow in operating activities increased, resulting mainly from an increase in revenues due to increased ridership of the Tokaido Shinkansen and a decrease in interest expense due to reduction of long-term debt.

(2) Net cash used in investing activities (119.6 billion yen; an increase of 22.0 billion yen over the previous fiscal year)

- Cash outflow in investing activities increased, mainly because there was no more income from the sales of shares of Vodafone, etc.

(3) Net cash used in financing activities (264.0 billion yen; a decrease of 62.6 billion yen over the previous fiscal year)

- Cash outflow in financing activities decreased, resulting mainly from a decrease in the amount of repayment of long-term debt by 22.3 billion yen and an increase of 46.4 billion yen from financing from the issue of bonds and long-term borrowings.

(4) Cash and cash equivalents (172.7 billion yen; an increase of 94.2 billion yen over the previous fiscal year)

4. Forecasted Results of Operations for Fiscal Year 2006

(1) Operating revenues: 1,443.0 billion yen (a 24.6 billion yen or 1.7% decrease over the previous fiscal year)

- Taking advantage of the timetable which was revised in March 2006 in order to further enhance the convenience of the "Nozomi" trains which operate directly on the Tokaido and Sanyo Shinkansen lines, the Company will make an effort to increase its ridership. In addition, the Company will actively make an effort to increase sales. As for transportation revenues, the Company expects a decrease to the extent of the increase recorded in fiscal year 2005 due to the World Expo.

(2) Ordinary income: 199.0 billion yen (a 14.4 billion yen or 6.8% decrease over the previous fiscal year)

- The Company expects an improvement in non-operating income and loss as a result of a decrease in interest expense due to reduction of long-term debt.

(3) Net income: 116.0 billion yen (a 6.4 billion yen or 5.3% decrease over the previous fiscal year)

5. Dividend for Fiscal Year 2005 and Dividend Forecasts for Fiscal Year 2006 (The Company)

- While passenger volume remained strong even after the close of the World Expo, the Company considered the completion of the government's sale of the Company's shares as a turning point, and accordingly, the year-end dividend forecast for fiscal year ended March 31, 2005 was revised from the previously announced 3,000 yen per share to 3,500 yen.
- The dividend forecast for fiscal year ending March 31, 2006 will also be 3,500 yen per share for both the interim period and the fiscal-year end.

Comparison of Passenger-kilometers and Transportation Revenues

(Unit: Millions of passenger-kilometers, Billions of yen)

				FY 2004	FY 2005	Increase/ (Decrease)	Year-Over-Year (%)	(For reference) Actual Results of the Six Months from October 30, 2005 to March 31, 2006	
									Year-Over-Year (%)
Passenger-kilometers		Shinkansen	Commuter	1,155	1,199	44	103.8	587	103.5
			Others	40,402	42,578	2,176	105.4	20,892	103.6
			Subtotal	41,556	43,777	2,220	105.3	21,479	103.6
		Conventional Lines	Commuter	5,162	5,211	49	100.9	2,498	100.9
			Others	3,760	3,893	132	103.5	1,835	100.2
			Subtotal	8,922	9,103	181	102.0	4,333	100.6
		Subtotal	Commuter	6,317	6,410	93	101.5	3,085	101.4
			Others	44,162	46,470	2,308	105.2	22,727	103.3
			Subtotal	50,479	52,880	2,401	104.8	25,812	103.1
Transportation Revenues	Passenger Fares	Shinkansen	Commuter	13.8	14.4	0.6	104.7	7.1	104.2
			Others	967.3	1,015.8	48.4	105.0	499.9	103.2
			Subtotal	981.1	1,030.2	49.1	105.0	507.1	103.2
		Conventional Lines	Commuter	32.5	32.7	0.2	100.6	16.0	100.6
			Others	71.6	72.9	1.2	101.8	34.7	99.7
			Subtotal	104.1	105.6	1.4	101.4	50.8	100.0
		Subtotal	Commuter	46.3	47.2	0.8	101.8	23.1	101.7
			Others	1,038.9	1,088.7	49.7	104.8	534.7	102.9
			Subtotal	1,085.3	1,135.9	50.6	104.7	557.9	102.9
	Parcel Fare			0.2	0.1	(0.0)	72.6	0.0	76.6
	Total			1,085.5	1,136.1	50.5	104.7	558.0	102.9

(Notes)
1. The above table contains non-consolidated passenger-kilometers and transportation revenues of the Company.
2. Any fraction, less than one unit, in passenger-kilometers is rounded to the nearest unit.
3. Any fraction, less than one unit, in transportation revenues is disregarded.

Comparative Statement of Income and Retained Earnings (Consolidated)

(Unit: Billions of yen)

Classifications	FY 2004	FY 2005	Increase/ (Decrease)	Year-Over -Year (%)	Main Factor of Increase/(Decrease)
	[1.226]	*[1.223]*			
Operating Revenues	**1,409.4**	**1,467.6**	**58.1**	**104.1**	
Transportation	1,137.1	1,187.9	50.7	104.5	Increase in the Company's railway operations
Distribution	171.5	183.1	11.5	106.7	Increase in sales at Takashimaya Co., Ltd. and kiosks
Real Estate	37.0	38.0	0.9	102.6	
Other Services	63.6	58.5	(5.0)	92.0	
Operating Expenses	**1,061.6**	**1,063.8**	**2.2**	**100.2**	
	[1.051]	*[1.052]*			
Operating Income	**347.8**	**403.7**	**55.9**	**116.1**	
Non-Operating Income (Loss)	**(205.4)**	**(190.2)**	**15.1**	**92.6**	
Non-Operating Income	7.0	6.7	(0.3)	95.3	
Non-Operating Expenses	212.5	197.0	(15.4)	92.7	Decrease in interest expense
	[1.113]	*[1.093]*			
Ordinary Income	**142.3**	**213.4**	**71.0**	**149.9**	
Extraordinary Income (Loss)	**17.0**	**(6.9)**	**(23.9)**	**-**	
Extraordinary Income	35.9	4.1	(31.7)	11.6	Sale of shares of Vodafone, etc. in the previous fiscal year
Extraordinary Loss	18.8	11.0	(7.8)	58.6	
Income before Income Taxes	**159.4**	**206.5**	**47.1**	**129.6**	
Income Taxes, Current	71.9	97.8	25.8	135.9	
Income Taxes, Deferred	(10.6)	(15.3)	(4.6)	143.7	
Minority Interest	2.0	1.6	(0.3)	81.1	
	[1.060]	*[1.055]*			
Net Income	**96.0**	**122.4**	**26.3**	**127.4**	

(Notes)
1. Any fraction less than one unit is disregarded. The figure shown in *[ ]* brackets is the multiplication factor for the non-consolidated figure in order to obtain the consolidated figure.
2. The breakdown of operating revenues is based on the amount of sales to outside customers, according to industrial segments.

Operating Income (Loss) According to Industrial Segments

(Unit: Billions of yen)

Classifications	Segments	FY 2004	FY 2005	Increase/ (Decrease)	Year-Over-Year (%)
Operating Revenues	Transportation	1,148.2	1,199.8	51.5	104.5
	Distribution	178.5	190.7	12.1	106.8
	Real Estate	55.7	58.2	2.5	104.5
	Other Services	138.2	145.0	6.8	104.9
	Elimination or Corporate	(111.3)	(126.1)	(14.8)	113.3
	Total	1,409.4	1,467.6	58.1	104.1
Operating Income	Transportation	327.1	379.9	52.8	116.2
	Distribution	5.5	7.5	1.9	134.2
	Real Estate	12.8	12.4	(0.3)	97.1
	Other Services	2.2	3.9	1.7	178.4
	Elimination or Corporate	0.0	(0.1)	(0.2)	-
	Total	347.8	403.7	55.9	116.1

(Notes)
1. Any fraction less than one unit is disregarded.
2. Columns entitled "Elimination or Corporate" show amounts that were set-off between industrial segments.

Comparative Balance Sheet (Consolidated)

(Unit: Billions of yen)

Classifications	At the End of March 2005	At the End of March 2006	Increase/ (Decrease)	Main Factor of Increase/(Decrease)
Current Assets	**172.7**	**276.7**	**104.0**	Increase in cash and deposits, etc.
Fixed Assets	**5,136.7**	**5,033.0**	**(103.6)**	
Property and Equipment	4,897.5	4,765.9	(131.5)	Decrease due to depreciation and amortization
Intangible Fixed Assets	16.8	14.3	(2.5)	
Investments and Other Assets	222.3	252.7	30.4	Increase due to market value accounting of securities
Total Assets	**5,309.4**	**5,309.8**	**0.3**	
Current Liabilities	612.8	666.9	54.1	
Fixed Liabilities	3,832.2	3,654.0	(178.2)	
Total Liabilities	**4,445.1**	**4,321.0**	**(124.0)**	
[Long-term Debt]	3,763.6	3,545.5	(218.0)	The Company: (210.0) Subsidiaries: (7.9)
Minority Interest	**13.9**	**15.1**	**1.2**	
Total Shareholders' Equity	**850.4**	**973.6**	**123.2**	
Total Liabilities, Minority Interest and Shareholders' Equity	**5,309.4**	**5,309.8**	**0.3**	

(Note) Any fraction less than one unit is disregarded.

Comparative Statement of Cash Flows (Consolidated)

(Unit: Billions of yen)

Classifications	FY 2004	FY 2005	Increase/ (Decrease)	Main Factor of Increase/(Decrease)
Net Cash Provided by Operating Activities	**422.7**	**477.9**	**55.1**	
Income Before Income Taxes and Minority Interest	159.4	206.5	47.1	Increase of the Company's railway operations
Depreciation and Amortization	250.8	234.8	(15.9)	
Other	12.5	36.4	23.9	
Net Cash Used in Investing Activities	**(97.6)**	**(119.6)**	**(22.0)**	
Purchase of property, equipment and intangible fixed assets	(137.0)	(128.0)	8.9	
Proceeds from Sales of Marketable and Investment Securities	22.7	0.1	(22.6)	Sale of shares of Vodafone, etc. in the previous fiscal year
Other	16.6	8.3	(8.3)	
[Free Cash Flows (Operations plus Investments)]	[325.1]	[358.2]	[33.1]	
Net Cash Used in Financing Activities	**(326.6)**	**(264.0)**	**62.6**	
Proceeds from Long-term Borrowings and Bonds Issuance	123.6	170.0	46.4	
Repayment of Long-term Debt	(410.3)	(388.0)	22.3	
Other	(39.8)	(46.0)	(6.1)	
Increase in Cash and Cash Equivalents	**(1.5)**	**94.2**	**95.7**	
Cash and Cash Equivalents, Beginning of Year	79.5	78.4	(1.0)	
Cash and Cash Equivalents Increased by Merger	0.4	-	(0.4)	
Cash and Cash Equivalent, End of Year	**78.4**	**172.7**	**94.2**	

(Note) Any fraction less than one unit is disregarded.

Forecasted Results of Operations for the Next Fiscal Year (Consolidated)

(Unit: Billions of yen)

Classifications	FY 2005 (Actual Results)	FY 2006 (Forecasted Results)	Increase/ (Decrease)	Year-Over-Year (%)
Operating Revenues	*[1.223]* 1,467.6	*[1.227]* 1,443.0	(24.6)	98.3
Operating Expenses	1,063.8	1,075.0	11.1	101.0
Operating Income	*[1.052]* 403.7	*[1.048]* 368.0	(35.7)	91.1
Ordinary Income	*[1.093]* 213.4	*[1.082]* 199.0	(14.4)	93.2
Net Income	*[1.055]* 122.4	*[1.045]* 116.0	(6.4)	94.7

(Note) Any fraction less than one unit is disregarded. The figure shown in *[ ]* brackets is the multiplication factor for the non-consolidated figure in order to obtain the consolidated figure.

Forecasted Results of Operations by Industrial Segments

(Unit: Billions of yen)

Classifications		FY 2005 (Actual Results)	FY 2006 (Forecasted Results)	Increase/ (Decrease)	Year-Over-Year (%)
Operating Revenues	Transportation	1,199.8	1,176.1	(23.7)	98.0
	Distribution	190.7	188.1	(2.6)	98.6
	Real Estate	58.2	60.5	2.2	103.9
	Other Services	145.0	138.9	(6.1)	95.7
	Elimination or Corporate	(126.1)	(120.6)	5.5	95.6
	Total	1,467.6	1,443.0	(24.6)	98.3
Operating Income	Transportation	379.9	347.7	(32.2)	91.5
	Distribution	7.5	6.1	(1.4)	81.2
	Real Estate	12.4	12.0	(0.4)	96.3
	Other Services	3.9	2.3	(1.6)	58.1
	Elimination or Corporate	(0.1)	(0.1)	0.0	62.5
	Total	403.7	368.0	(35.7)	91.1

(Notes)
1. Any fraction less than one unit is disregarded.
2. Columns entitled "Elimination or Corporate" show amounts that were set-off between industrial segments.

Estimated Long-term Debts to be Decreased (Consolidated / Non-Consolidated)

(Unit: Billions of yen)

Classifications	FY 2005		FY 2006	
	Balance at the End of Fiscal Year (Actual Results)	Actual Amount of Decrease	Balance at the End of Fiscal Year (Estimated)	Estimated Amount of Decrease
Balance of Long-term Debts (Consolidated)	3,545.5	(218.0)	3,538.5	(7.0)
Balance of Long-term Debts (Non-consolidated)	3,455.7	(210.0)	3,455.7	-

(Note) Any fraction less than one unit is disregarded.

Comparative Statement of Income and Retained Earnings (Non-consolidated)

(Unit: Billions of yen)

Classifications	FY 2004	FY 2005	Increase/ (Decrease)	Year-Over-Year (%)	Main Factor of Increase/(Decrease)
Operating Revenues	**1,149.2**	**1,199.6**	**50.3**	**104.4**	
Transportation	1,085.5	1,136.1	50.5	104.7	Increase relating to the Shinkansen
Other Services	63.6	63.4	(0.1)	99.7	
Operating Expenses	**818.2**	**815.8**	**(2.4)**	**99.7**	
Personnel Expenses	167.4	170.2	2.8	101.7	
Non-Personnel Expenses	378.6	390.8	12.2	103.2	Increase in business expenses
Taxes Other Than Income Taxes	34.3	33.4	(0.8)	97.5	
Depreciation and Amortization	237.8	221.2	(16.6)	93.0	Decrease along with advancement of depreciation
Operating Income	**330.9**	**383.7**	**52.7**	**115.9**	
Non-Operating Income (Loss)	**(202.9)**	**(188.3)**	**14.6**	**92.8**	
Non-Operating Income	6.4	6.1	(0.3)	94.9	
Non-Operating Expenses	209.4	194.5	(14.9)	92.9	Decrease in interest expenses
Ordinary Income	**127.9**	**195.3**	**67.3**	**152.7**	
Extraordinary Income (Loss)	**19.6**	**(3.1)**	**(22.8)**	**-**	
Extraordinary Income	34.0	3.9	(30.0)	11.6	Sale of shares of Vodafone, etc. in the previous fiscal year
Extraordinary Loss	14.3	7.0	(7.2)	49.4	
Income before Income Taxes	**147.6**	**192.2**	**44.5**	**130.2**	
Income Taxes, Current	66.5	91.8	25.3	138.0	
Income Taxes, Deferred	(9.5)	(15.7)	(6.1)	165.1	
Net Income	**90.6**	**116.0**	**25.4**	**128.1**	

(Note) Any fraction less than one unit is disregarded.

Long-term Debts (Non-Consolidated)

(Unit: Billions of yen)

	FY 1991	FY 2004	FY 2005
Balance of Long-term Debts (at fiscal year-end)	5,456.2	3,665.8	3,455.7
Amount Decreased per Annum	-	(277.6)	(210.0)
Accumulated Decreased Amount	-	1,790.4	(2,000.5)

(Note) Any fraction less than one unit is disregarded.

Forecasted Results of Operations for the Next Fiscal Year (Non-Consolidated)

(Unit: Billions of yen)

Classifications	FY 2005 (Actual Results)	FY 2006 (Forecasted Results)	Increase/ (Decrease)	Year-Over-Year (%)
Operating Revenues	**1,199.6**	**1,176.0**	**(23.6)**	98.0
Transportation	1,136.1	1,109.0	(27.1)	97.6
Other Services	63.4	67.0	3.5	105.5
Operating Expenses	**815.8**	**825.0**	**9.1**	101.1
Personnel Expenses	170.2	164.0	(6.2)	96.3
Non-Personnel Expenses	390.8	426.0	35.1	109.0
Taxes Other Than Income Taxes	33.4	33.0	(0.4)	98.6
Depreciation and Amortization	221.2	202.0	(19.2)	91.3
Operating Income	**383.7**	**351.0**	**(32.7)**	91.5
Non-Operating Income (Loss)	**(188.3)**	**(167.0)**	**21.3**	88.7
Non-Operating Income	6.1	7.0	0.8	113.7
Non-Operating Expenses	194.5	174.0	(20.5)	89.4
Ordinary Income	**195.3**	**184.0**	**(11.3)**	94.2
Extraordinary Income (Loss)	**(3.1)**	**-**	**3.1**	-
Income before Income Taxes	**192.2**	**184.0**	**(8.2)**	95.7
Accrued Income Taxes	76.1	73.0	(3.1)	95.8
Net Income	**116.0**	**111.0**	**(5.0)**	95.6

(Note) Any fraction less than one unit is disregarded.

◘ Scheduled Amount of Capital Expenditures

(Unit: Billions of yen)

	FY 2005 (Actual Results)	FY 2006 (Scheduled)	Increase/ (Decrease)	Year-Over-Year (%)
Capital Expenditures	128.3	230.0	101.6	179.2

(Note) Any fraction less than one unit is disregarded.

Referential Figures for the End of Fiscal Years (Consolidated)

	Unit	FY 2004	FY 2005	Increase/ (Decrease)
Finance Income and Expenditures	Billions of yen	(178.5)	(160.5)	18.0
Interest Expense	Billions of yen	179.2	161.0	(18.2)
Earnings per Share (EPS)	Yen	42,806.63	54,560.69	11.754.06
Return on Equity (ROE)	%	11.9	13.4	1.5
Equity Ratio	%	16.0	18.3	2.3
Capital Expenditure	Billions of yen	147.3	148.7	1.3
Long-term Debt (Year-End)	Billions of yen	3,763.6	3,545.5	(218.0)
Average Interest (Year-End)	%	4.46	4.26	(0.20)
Number of Employees (Year-End)	Persons	22,326	23,445	119

(Note) Average number of shares for the term: 2,238,052 shares for FY 2004 and 2,237,982 shares for FY 2005. Number of employees show the persons at work.

Referential Figures for the End of the Fiscal Years (Non-consolidated)

	Unit	FY 2004	FY 2005	Increase/ (Decrease)
Finance Income and Expenditures	Billions of yen	(175.8)	(157.9)	17.8
Interest Expense	Billions of yen	176.6	158.6	(17.9)
Earnings per Share (EPS)	Yen	40,329.38	51,673.80	11,344.42
Return on Equity (ROE)	%	11.4	13.0	1.6
Equity Ratio	%	16.3	18.5	2.2
Capital Expenditure	Billions of yen	128.5	128.3	(0.1)
Long-term Debt (Year-End)	Billions of yen	3,665.8	3,455.7	(210.0)
Average Interest (Year-End)	%	4.51	4.30	(0.21)
Number of Employees (Year-End)	Persons	15,438	15,422	(16)
Number of Retired Employees	Persons	1,209	1,055	(154)

(Note) Average number of shares for the term: 2,240,000 shares for FY 2004 and 2,240,000 shares for FY 2005. Number of employees show the persons at work.

(For Reference)

Settlement of Accounts for the Fiscal Year 2005

[Consolidated Settlement of Accounts]

- Operating revenues: 1,467.6 billion yen (a 58.1 billion yen or 4.1% increase over the previous fiscal year)
- Ordinary income: 213.4 billion yen (a 71.0 billion yen or 49.9% increase over the previous fiscal year)
- Net income: 122.4 billion yen (a 26.3 billion yen or 27.4% increase over the previous fiscal year)

[Non-Consolidated Settlement of Accounts]

- Operating revenues: 1,199.6 billion yen (a 50.3 billion yen or 4.4% increase over the previous fiscal year)
  *Railway operations: 1,136.1 billion yen (a 50.5 billion yen or 4.7% increase over the previous fiscal year)
- Ordinary income: 195.3 billion yen (a 67.3 billion yen or 52.7% increase over the previous fiscal year)
- Net income: 116.0 billion yen (a 25.4 billion yen or 28.1% increase over the previous fiscal year)

	Consolidated	Non-Consolidated
Operating Revenues	● The highest amount ever ● Growth for three consecutive fiscal years	● The highest amount ever ● Growth for three consecutive fiscal years
Railway Operations	--	● The highest amount ever ● Growth for three consecutive fiscal years
Ordinary Income	● The highest amount ever ● Growth for six consecutive fiscal years ● Simultaneous growth in both operating revenues and ordinary income, for three consecutive fiscal years	● The highest amount ever ● Growth for five consecutive fiscal years ● Simultaneous growth in both operating revenues and ordinary income, for three consecutive fiscal years
Net Income	● The highest amount ever ● Growth for four consecutive fiscal years ● Simultaneous growth in both operating revenues and net income, for three consecutive fiscal years	● The highest amount ever ● Growth for four consecutive fiscal years ● Simultaneous growth in both operating revenues and net income, for three fiscal years

(Note) The column entitled "Consolidated" indicates the results from the fiscal year 1989, in which the Company adopted consolidated accounting, and the column entitled "Non-Consolidated" indicates the results from the fiscal year 1988, the fiscal year in which the establishment of the Company took place.

[TRANSLATION]

March 8, 2006
Central Japan Railway Company

Issuance of Domestic Straight Bonds

The Company will issue domestic straight bonds, as follows:

1. Name of the Bonds	Central Japan Railway Company Unsecured Straight Bonds - Twenty-First Series (Ranking *pari passu* among the Bonds)
2. Aggregate Principal Amount	JPY20,000,000,000
3. Sales Price	JPY100 per each Bond of JPY100
4. Interest Rate	1.695%
5. Redemption Date	March 18, 2016
6. Issue Date	March 22, 2006
7. Lead Managers	Daiwa Securities SMBC Co., Ltd. Mitsubishi UFJ Securities Co., Ltd.
8. Rating	Aa2 (Moody's) AA (R&I)

End of Document

[TRANSLATION]

(ASBJ) Financial Accounting Standards Foundation

April 4, 2006

To whom it may concern:

Name of Company: Central Japan Railway Company
Name of Representative: Masayuki Matsumoto,
President and Representative Director
(Code: 9022, First Section of TSE, OSE and NSE)
Contact Person: Katsumi Miyazawa,
General Manager of the Public Relations Department
(Telephone No.: 052-564-2549)

Prior Notice of Acquisition of Its Own Shares by the Company and Purchase Thereof Through ToSTNeT-2

At a meeting held today (April 4, 2006), the Board of Directors of Central Japan Railway Company (the "Company") resolved an agenda on acquisition of its own shares and method of such acquisition under the provision of Article 211-3, Paragraph 1, Item 2 of the Commercial Code. We hereby inform you of the following.

1. Reason for acquisition
   To implement flexible capital policies.

2. Method of acquisition
   The Company will purchase its own shares through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System-2) (closing price orders) at 8:45 a.m. on April 5, 2006 at today's (April 4, 2006) closing price, JPY 1,150,000 (the trading system and trading hours shall not be changed to other systems and hours). Such purchase order shall be made during such trading hour only.

3. Details of repurchase
   (1) Type of shares to be acquired — Shares of common stock of the Company
   (2) Aggregate number of shares to be acquired — (Up to) 300,000 shares
   (3) Aggregate acquisition price of shares — (Up to) JPY 345,000,000,000

   (Note 1) The above number of shares shall not be changed. However, there is a possibility that a part or all of such shares may not be acquired due to market conditions, etc.

   (Note 2) The shares for which orders to sell have been placed shall be repurchased up to the number of shares scheduled to be acquired.

4. Publication of the results of acquisition

The results of acquisition will be announced after the conclusion of the 8:45 a.m. trading hour of April 5, 2006.

[Reference]

Condition on holding treasury stock as of April 4, 2006

Number of issued shares of the Company (Excluding the treasury stock)	2,240,000 shares
Number of shares of treasury stock	- shares

End of Document

[TRANSLATION]

(ASBJ) Financial Accounting Standards Foundation

April 4, 2006

To whom it may concern:

Name of Company: Central Japan Railway Company
Name of Representative: Masayuki Matsumoto,
President and Representative Director
(Code: 9022, First Section of TSE, OSE and NSE)
Contact Person: Katsumi Miyazawa,
General Manager of the Public Relations Department
(Telephone No.: 052-564-2549)

Notice of Change in the Representative Directors, Etc.

We hereby inform you that, on April 11, 2006, Mr. Tsuneo Hara, Vice President and Representative Director in charge of the technology affairs, the Railway Operations Divisions and the Transportation Safety Department, resigned from his position as a Director of the Company.

In addition, we also inform you that the Board of Directors passed the following resolution on change of the duties of a Director at the meeting of the Board of Directors that was held today.

Vice President and Representative Director : Masataka Ishizuka

In charge of the back-office departments (the Secretarial Department, the Audit Department, the Public Relations Department, the Administration Department, the Legal Affairs Department and the Personnel Department), the Railway Operations Divisions and the Transportation Safety Department

(Currently in charge of the back-office departments (the Secretarial Department, the Audit Department, the Public Relations Department, the Administration Department, the Legal Affairs Department and the Personnel Department))

[With effect from April 11, 2006]

End of Document

[TRANSLATION]

(ASBJ) Financial Accounting Standards Foundation

April 5, 2006

To whom it may concern:

Name of Company: Central Japan Railway Company
Name of Representative: Masayuki Matsumoto,
President and Representative Director
(Code: 9022, First Section of TSE, OSE and NSE)
Contact Person: Katsumi Miyazawa,
General Manager of the Public Relations Department
(Telephone No.: 052-564-2549)

Notice of Results of Acquisition of Its Own Shares by the Company by Through ToSTNeT-2

We hereby inform you that Central Japan Railway Company (the "Company") acquired its own shares as follows with respect to the prior notice of acquisition of its own shares made to you on April 4, 2006.

In addition, we also inform you that acquisition of own shares based on the resolution of the meeting of the Board of Directors held on April 4, 2006 has been completed by this purchase.

1.	Reason for acquisition	To implement flexible capital policies.
2.	Type of shares acquired	Shares of common stock of the Company
3.	Aggregate number of shares acquired	268,686 shares
4.	Acquisition Price	JPY 308,988,900,000
5.	Date of Acquisition	April 5, 2006
6.	Method of acquisition	Acquisition through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System-2) (Closing price orders).

[Reference 1]
Matters resolved at the meeting of the Board of Directors (as of April 4, 2006).

·Type of shares to be acquired	Shares of common stock of the Company
·Aggregate number of shares to be acquired	(Up to) 300,000 shares
·Aggregate acquisition price of shares	(Up to) JPY 345,000,000,000

[Reference 2]
Aggregate amount of the Company's treasury stock acquired after the date of the resolution by the Board of Directors.

- Aggregate number of shares acquired 268,686 shares
- Aggregate acquisition price of shares JPY 308,988,900,000

End of Document

[TRANSLATION]

(ASBJ) Financial Accounting Standards Foundation

April 5, 2006

To whom it may concern:

Name of Company: Central Japan Railway Company
Name of Representative: Masayuki Matsumoto,
President and Representative Director
(Code: 9022, First Section of TSE, OSE and NSE)
Contact Person: Katsumi Miyazawa,
General Manager of the Public Relations Department
(Telephone No.: 052-564-2549)

Notice of Change in Major Shareholders

We hereby inform you that, as of April 5, 2006, the sole major shareholder of Central Japan Railway Company (the "Company") has changed, as follows.

1. Background of the change: It has been reported that shares of the Company held by Japan Railway Construction, Transport and Technology Agency, Japanese National Railways Settlement Headquarters have been disposed as of April 5, 2006, and the sole major shareholder of the Company has been changed as follows.

2. Name, etc. of the Major Shareholder

(1) Name: Japan Railway Construction, Transport and Technology Agency ("JRTT"), Japanese National Railways Settlement Headquarters
(2) Head Office Location: 2-8-6 Nishi-Shimbashi, Minato-ku, Tokyo
(3) Name of the Representative: Koichi Baba, Headquarters Chief Executive Director and Representative Director
(4) Business Purposes: To pay the expenses for payment of pension to employees, etc., of the former JNR and dispose of assets, such as land and shares, etc., inherited from Japan Railway Construction Public Corporations for use in payments for such expenses under the Law for Disposal of Debts and Liabilities of the Japanese National Railway Settlement Corporation.

3. Number of shares (voting rights) held by JRTT and the proportion of its voting rights to such rights held by all shareholders

	Number of shares held by JRTT (number of voting rights)	Proportion of JRTT voting rights to the voting rights of all shareholders	Ranking
Before change (as of April 4, 2006)	286,071 shares (286,071)	12.77% (Note)	1
After change	- shares (-)	-	-

Note: The proportion of the voting rights held by JRTT to such rights held by all shareholders is calculated in accordance with the number of voting rights held by all shareholders set forth in the Semi-Annual Securities Report filed on December 21, 2005 (2,239,677).

End of Document

[TRANSLATION]

April 14, 2006
Central Japan Railway Company

Issuance of Domestic Straight Bonds

The Company will issue domestic straight bonds, as follows:

1. Name of the Bonds	Central Japan Railway Company Unsecured Straight Bonds - Twenty-Second Series (Ranking *pari passu* among the Bonds)	Central Japan Railway Company Unsecured Straight Bonds - Twenty-Third Series (Ranking *pari passu* among the Bonds)
2. Aggregate Principal Amount	JPY20,000,000,000	JPY20,000,000,000
3. Sales Price	JPY 100 per each Bond of JPY 100	JPY 100 per each Bond of JPY 100
4. Interest Rate	1.845%	2.14%
5. Redemption Date	June 20, 2013	April 25, 2018
6. Issue Date	April 25, 2006	April 25, 2006
7. Lead Managers	Mizuho Securities Co., Ltd. Nikko Citigroup Limited	Mizuho Securities Co., Ltd. Nomura Securities Co., Ltd.
8. Rating	Aa2 (Moody's) AA (R&I)	Aa2 (Moody's) AA (R&I)

End of Document

[TRANSLATION]

(ASBJ) Financial Accounting Standards Foundation

May 10, 2006

To whom it may concern:

Name of Company: Central Japan Railway Company
(Code: 9022, First Section of TSE, OSE and NSE)

[Amendment]
Notice of Partial Amendment to the "Reference Material"
Attached to the Brief Announcement of the Annual Consolidated Financial Statements
for the Fiscal Year Ended March 31, 2006

We hereby inform you of the partial amendment of the "Reference Material" prepared for explanatory purposes and attached to the Brief Announcement of the Annual Consolidated Financial Statements for the Fiscal Year Ended March 31, 2006, released as of 16:00 on April 27, 2006, as follows. The amended parts have been underlined.

1. Amended parts:
   Referential Figures for the End of Fiscal Years (Consolidated) in Exhibit 8 of the Reference Material

2. Before amendment:

	Unit	FY 2004	FY 2005	Increase/(Decrease)
Capital Expenditure	Billions of yen	147.3	148.7	13

3. After amendment:

	Unit	FY 2004	FY 2005	Increase/(Decrease)
Capital Expenditure	Billions of yen	147.3	149.3	20

End of Document

Exhibit A

Documents Submitted Pursuant To Rule 12g3-2(b)(iii)

A. **English Language Documents**

N/A

B. **Japanese Language Documents**

1. Supplemental Documents to the Shelf Registration Statement, filed with the Tokai Local Finance Bureau (the "TLFB"), with respect to the Company's Bonds to be Offered for Subscription

   a. Supplemental Document to the Shelf Registration Statement, dated March 8, 2006 in connection with the issuance of the 21st Series Unsecured Bonds (a brief description of the said document is set forth in Exhibit B)

   b. Supplemental Document to the Shelf Registration Statement, dated April 14, 2006 in connection with the issuance of the 22nd Series Unsecured Bonds and the 23rd Series Unsecured Bonds (a brief description of the said document is set forth in Exhibit B)

2. Extraordinary Report filed with the Kanto Local Finance Bureau (the "KLFB")

   a. Extraordinary Report, dated April 4, 2006, with respect to the resignation of one of the representative directors of the Company (a brief description of the said document is set forth in Exhibit B)

   b. Amendment to the Shelf Registration Statement, dated April 4, 2006, adding the Extraordinary Report set forth in paragraph a. above to the list of documents incorporated by reference in the Shelf Registration Statement dated October 17, 2005 filed with the KLFB (the "Shelf Registration Statement")

   c. Extraordinary Report, April 5, 2006, with respect to the change in the major shareholders of the Company (a brief description of the said document is set forth in Exhibit B)

   d. Amendment to the Shelf Registration Statement, dated April 5, 2006, adding the Extraordinary Report set forth in paragraph c. above to the list of documents incorporated by reference in the Shelf Registration Statement

3. Report on Bulk Holding

   a. Report on Bulk Holding, dated April 10, 2006, filed with the TLFB (an English translation is attached as Attachment 1)

4. Brief announcements of financial results and the reference materials attached thereto

   a. Brief announcement of the annual consolidated financial statements, dated April 27, 2006, for the fiscal year ended March 31, 2006 (an extracted English translation is attached as Attachment 2)

   b. Summary of the annual non-consolidated financial statements, dated April 27, 2006, for the fiscal year ended March 31, 2006 (an extracted English translation is attached as Attachment 3)

   c. Reference material, dated April 27, 2006, which contains a summary of the consolidated results for the fiscal year ended March 31, 2006, and is attached to the brief announcement of the annual consolidated financial statements for the fiscal year ended March 31, 2006, set forth in paragraph a. above (an English translation is attached as Attachment 4)

5. Supplementary material for the financial results

   a. Supplementary material for the annual financial results for the fiscal year ended March 31, 2006 (a brief description of the said document is set forth in Exhibit B)

6. Press releases which may be material to an investment decision

   a. Press release titled "Issuance of Domestic Straight Bonds" dated March 8, 2006 (an English translation is attached as Attachment 5)

   b. Press release titled "Prior Notice of Acquisition of Its Own Shares by the Company and Purchase Thereof Through ToSTNeT-2" dated April 4, 2006 (an English translation is attached as Attachment 6)

   c. Press release titled "Notice of Change in the Representative Directors, Etc." dated April 4, 2006 (an English translation is attached as Attachment 7)

   d. Press release titled "Notice of Results of Acquisition of Its Own Shares by the Company Through ToSTNeT-2" dated April 5, 2006 (an English translation is attached as Attachment 8)

   e. Press release titled "Notice of Change in Major Shareholders" dated April 5, 2006 (an English translation is attached as Attachment 9)

   f. Press release titled "Issuance of Domestic Straight Bonds" dated April 14, 2006 (an English translation is attached as Attachment 10)

   g. Press release titled "Notice of Partial Amendment to the 'Reference Material' Attached to the Brief Announcement of the Annual Consolidated Financial Statements for the Fiscal Year Ended March 31, 2006" dated May 10, 2006 (an English translation is attached as Attachment 11)

Exhibit B

Brief Description of the Japanese Language Documents Designated in Exhibit A

1. Supplemental Document to the Shelf Registration Statement, dated March 8, 2006 in connection with the issuance of the 21st Series Unsecured Bonds

   Subject to the filing of the above-referenced Shelf Registration Statement, when the Company proposes to issue or distribute any securities designated in the Shelf Registration Statement valued at 100 million yen or more of the aggregate price thereof through a public offering in Japan, the Company is required to file with the Director of the Tokai Local Financial Bureau, a Supplemental Document to the Shelf Registration under the Securities and Exchange Law of Japan (the "Securities Law").

   The above-referenced Supplemental Document contains certain specified terms and conditions of the 21st Series Unsecured Bonds of the Company in the aggregate issue amount of 20,000 million yen (JPY 20,000,000,000).

   The Shelf Registration Statement so supplemented by the above-referenced Supplemental Document contains or incorporates by reference the latest Annual Securities Report and certain other documents, the information concerning the terms and conditions of the public offering of the 21st Series Unsecured Bonds and the information pertaining to the Company's business, financial position and financial statements for the two (2) most recent fiscal years.

   The information contained in the above-referenced Supplemental Document which is material to an investment decision is substantially contained in the News Release dated March 8, 2006 (Attachment 5).

2. Supplemental Document to the Shelf Registration Statement, dated April 14, 2006, in connection with the issuance of the 22nd Series Unsecured Bonds and the 23rd Series Unsecured Bonds

   The Supplemental Document contains certain specified terms and conditions of each of the 22nd Series Unsecured Bonds in the aggregate issue amount of 20,000 million yen (JPY 20,000,000,000) and the 23rd Series Unsecured Bonds of the Company in the aggregate issue amount of 20,000 million yen (JPY 20,000,000,000).

   The Shelf Registration Statement so supplemented by the above-referenced Supplemental Document contains or incorporates by reference the latest Annual Securities Report and certain other documents, the information concerning the respective terms and conditions of the public offering of the 22nd Series Unsecured Bonds and the 23rd Series Unsecured

Bonds and the information pertaining to the Company's business, financial position and financial statements for the two (2) most recent fiscal years.

The information contained in the above-referenced Supplemental Document which is material to an investment decision is substantially contained in the News Release dated April 14, 2006 (Attachment 10).

3. Extraordinary Report, dated April 4, 2006, with respect to the resignation of the representative director of the Company

The Company filed the above-referenced Extraordinary Report because Mr. Tsuneo Hara, the Vice President and Representative Director of the Company, was to resign from the office of director on April 11, 2006. The above-referenced Extraordinary Report also contains his date of birth and the number of shares of the Company which he held at that time.

The information contained in the above-referenced Supplemental Document which is material to an investment decision is substantially contained in the News Release dated April 4, 2006 (Attachment 7).

4. Extraordinary Report, dated April 5, 2006, with respect to the change in the major shareholders of the Company

The Company filed the above-referenced Extraordinary Report because the sole major shareholder of the Company (namely, Japan Railway Construction, Transport and Technology Agency, Japanese National Railways Settlement Headquarters) sold all of the shares of the Company on April 5, 2006, and ceased to be a major shareholder of the Company.

The information contained in the above-referenced Supplemental Document which is material to an investment decision is substantially contained in the News Release dated April 5, 2006 (Attachment 9).

5. Supplementary materials for the annual financial results for the fiscal year ended March 31, 2006

The supplementary materials were filed with the Stock Exchanges on April 28, 2006, to supplement the brief announcement of the annual financial statements for the fiscal year ended March 31, 2006, and are made public at the Stock Exchanges.

The matters described in the referenced supplementary materials include the usage status of the Tokaido Shinkansen for the year ended in March 2006, improvements of the

Tokaido Shinkansen transportation, present measures, enhancement of competitiveness in the future (such as the introduction of the Series N700 rolling stock and marketing strategies), capital investment, related businesses, acquisition of its own shares by the Company and the Yamanashi Maglev Test Line.